Exhibit 99.1

ASUR Provides Update on COVID-19

MEXICO CITY, March 23, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today provided an update on COVID-19 and impact on its operations.

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world. With respect to the airports ASUR operates, on March 21, 2020 the Colombian government suspended commercial aviation for all airports in the country as from March 25 through April 13, 2020. As a result, ASUR's commercial operations at the Enrique Olaya Herrera Airport in Medellín, José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal will be been suspended.

To date, neither Mexico nor Puerto Rico have issued flight restrictions. In Puerto Rico, the FAA has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department. As a result, the LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in our operations.

Over the last few days, some of the airlines and other clients and tenants that operate in ASUR's airports, have asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Forward Looking Statement

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

CONTACT: ASUR, Lic. Adolfo Castro +52-55-5284-0408, acastro@asur.com.mx or InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com